EXHIBIT 99.1

Inventiva reports its 2023 full-year results

  Revenues at €17.5 million for the full year of 2023 up 43.4% compared to €12.2 million for 2022
  Cash and cash equivalents at €26.9 million, short-term deposits at €0.01 million1, and long-term deposit at €9.0 million2 as of December 31, 2023, compared to €86.7 million, €1.0 million, and €0.7 million respectively, as of December 31, 2022
  In September 2023, Inventiva entered into an exclusive licensing agreement with Hepalys to develop and commercialize lanifibranor in Japan and South Korea
  In January 2024, Inventiva received the second tranche of €25 million under the EIB loan agreement following its August 2023 financing of €35.7 million in gross proceeds, the upfront payment of $10 million from Hepalys in October 2023 and milestone payments from CTTQ of $5 million in 2023
  Estimated cash runway until the beginning of the third quarter of 20243
  Positive results from the LEGEND Phase IIa study combining lanifibranor with empagliflozin in patients with MASH/NASH and T2D announced in March 2024
  Last Patient First Visit of NATiV3 Phase III clinical trial with lanifibranor targeted for first half 2024

Daix (France), Long Island City (New York, United States), March 27, 2024 – Inventiva (Euronext Paris and Nasdaq: IVA) (the “Company”), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of metabolic dysfunction-associated steatohepatitis (“MASH”), also known as non-alcoholic steatohepatitis (“NASH”), and other diseases with significant unmet medical needs, today reported its full-year results for 2023.

Frédéric Cren, Chairman, CEO and cofounder of Inventiva, stated: “Inventiva achieved several clinical and financial milestones in 2023. On the clinical front, we started the year by sharing positive topline results of the Phase II clinical trial led by Prof. Cusi, evaluating lanifibranor in patients with type 2 diabetes and NAFLD.

We made further progress in our partnership with CTTQ to develop and commercialize, if approved, lanifibranor in China and have seen the first patients in China randomized in our ongoing pivotal NATiV3 Phase III clinical trial.

We also expanded our partnerships in Asia by entering into an exclusive agreement with Hepalys Pharma Inc. to develop and potentially commercialize lanifibranor in Japan and South Korea in September 2023. This partnership brought us a $10 million upfront payment which, in addition to the approximately €36 million gross proceeds we raised in August 2023 and the drawing of the second tranche of €25 million of the €50 million EIB loan in January 2024, we have been using to support our lanifibranor development programs.

As we have advanced our pivotal NATiV3 Phase III clinical trial, we look into the future with great optimism. Despite the previously disclosed treatment–related Suspected Unexpected Serious Adverse Reaction (SUSAR) in a patient enrolled in the trial reported in the first quarter of 2024, we have already begun to resume screening and randomization in the U.S. sites operating under central IRB. In addition, the recently announced positive results of our LEGEND Phase IIa, Proof-of-Concept clinical trial, reinforce our confidence in the potential of lanifibranor to address the multifaceted disease that is MASH. We now look forward to the first visit of the last patient in the NATiV3 study, which we expect for the first half of 2024.”

Key financial results for the full year of 2023

As of December 31, 2023, the Company’s cash and cash equivalents amounted to €26.9 million, short-term deposits to €0.01 million, and long-term deposit to €9.0 million, compared to €86.7 million, €1.0 million and €0.7 million as of December 31, 2022, respectively.

The decrease in cash and cash equivalents and short-term and long-term deposits between December 31, 2023, and December 31, 2022 was mainly caused by the increased use of cash in operating activities. This reflects the acceleration of clinical development activities in 2023, mostly driven by costs associated with the NATiV3 Phase III clinical trial of lanifibranor in MASH/NASH and, to a lesser extent, with the LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with MASH/NASH and type 2 diabetes (“T2D”). This decrease is partially offset by:

  the August 2023 financing of €35.7 million (gross amount) consisting of two transactions:
    a capital increase reserved to specified categories of investors through the issuance of 9,618,638 newly-issued ordinary shares at a subscription price of €3.18 per share and aggregate gross proceeds of €30.6 million, and the issuance of royalty certificates for an aggregate amount of €5.1 million, the receipt of the $10 million upfront payment from Hepalys Pharma, Inc. (“Hepalys”) on October 18, 2023, under the exclusive licensing agreement to develop and commercialize lanifibranor for the treatment of MASH/NASH and potentially other metabolic diseases in Japan and South Korea, and the receipt of two short-term milestone payments, together amounting to a total of $5 million4 from Sino Biopharm, through its subsidiary Chia Tai Tianqing Pharmaceutical Group Co., Ltd. (“CTTQ”), following (a) receipt of the Investigational New Drug (“IND”) by the Chinese National Medical Products Administration (the “NMPA”) and (b) the enrollment by CTTQ of the first patient in China in the Company’s ongoing pivotal NATiV3 Phase III clinical trial.

    The above cash, cash equivalents and deposits do not include the disbursement of the second tranche of €25 million of the unsecured loan agreement executed with the European Investment Bank (“EIB”), which was received on January 18, 2024. Considering its current cost structure and forecasted expenditures, the Company estimates that, including the second tranche of the EIB loan, its cash, cash equivalents and deposits should allow the Company to fund its operations as currently planned until the beginning of the third quarter of 20243. Therefore, it indicates that a material uncertainty exists on the Company’s ability to continue as a going concern.
     The Company is actively reviewing potential financing (including debt, equity and equity-linked or other instruments) and strategic options with potential counterparties and its financial advisors.

    Net cash used in operating activities amounted to (€81.6) million for the full year 2023, compared to (€44.9) million in 2022. R&D expenses for 2023 were up 82% compared to 2022. This increase was primarily due to the clinical development activities planned for and executed in 2023, partially offset by the upfront and milestone payments received from our partners, CTTQ and Hepalys (see above).

    Net cash used in investing activities for the full year 2023 amounted to (€7.7) million, compared to €8.9 million generated in 2022. The change was mostly due to the variations in deposits between both periods.

    Net cash generated from financing activities for the full year 2023 amounted to €29.1 million, compared to €37.3 million for 2022. The increase was due to the financing of €35.7 million in gross proceeds in August 2023, consisting of a reserved capital increase and the issuance of royalty certificates, partially offset by repayments of debt for €2.5 million and lease liabilities for €1.6 million. The net cash generated from financing activities in 2022 was mainly driven by the equity sold through the Company’s At-The-Market Program for approximately €9.4 million (gross proceeds) in June 2022, three loan agreements with a syndicate of French banks for a total amount of €5.3 million entered into in the first half of 2022, and the receipt of the first tranche of €25 million of the unsecured loan agreement with the EIB.

    In 2023, the Company recorded a positive exchange rate effect on cash and cash equivalents of €0.4 million, compared to a negative effect of (€1.0) million in 2022, due to the evolution of EUR/USD exchange rate.

    Revenues

    The Company’s revenues for 2023 amounted to €17.5 million, up by 43.4%, compared to €12.2 million in 2022.

    Revenues for 2023 consist mainly of i) €4.6 million, recognized under the license agreement with CTTQ mainly following the receipt of two regulatory milestone payments from CTTQ in connection with IND approval from the NMPA to initiate the clinical development in mainland China of lanifibranor in MASH/NASH and the randomization of the first patient and ii) €12.7 million recognized under the license agreement with Hepalys, consisting of the $10 million upfront payment and non-cash consideration from the fair value of the option to acquire shares of Hepalys.

    Other income amounted to €5.7 million for the full year 2023, as compared to €6.6 million for 2022 which represents a decrease of 14%. Other income mainly consisted of French research tax credit (credit d’impôt recherche) for 2023 and 2022 in the amounts of €5.3 million and €5.2 million recorded in 2023 and 2022 respectively.

    R&D expenses for the fiscal year ended December 31, 2023, amounted to (€110.0) million compared to (€60.5) million in 2022. This 82% increase reflects the planned acceleration in 2023 of the clinical development activities mostly driven by costs associated with the NATiV3 Phase III clinical trial of lanifibranor in MASH/NASH, and, to a lesser extent, with the LEGEND Phase IIa combination trial with lanifibranor and empagliflozin in patients with MASH/NASH and T2D.

    Marketing and business development expenses was (€2.0) million for the fiscal year ended December 31, 2023, compared to (€2.6) million in 2022. The decrease is mainly due to less withholding tax related to entering into the license and collaboration agreements with CTTQ in 2022 and, to a lesser extent, lower consulting fees relating to the aforementioned agreements.

    General and administrative expenses (G&A) amounted to (€13.8) million for the fiscal year ended December 31, 2023, an increase of 7% compared to (€12.9) million in 2022, mainly due to increased personnel costs linked to the non-cash share-based payment expenses, and compliance fees to a lesser extent.

    Net financial income was (€5.1) million for the fiscal year ended December 31, 2023, compared to €2.8 million in 2022. The net financial loss in 2023 compared to 2022 is mainly due to (i) (€4.6) million variation in loan interests expenses, (ii) (€3.8) million of net variation due to greater foreign exchange gains in 2022 compared to 2023 due to a less favorable EUR/USD exchange rate context in 2023, partially offset by revenues generated by cash investment.

    Share of net loss – Equity method was (€2.0) million for the fiscal year ended December 31, 2023, due to the first equity method consolidation of Hepalys in Inventiva financial statements.

    Income tax amounted to (€0.6) million for the 2023 fiscal year, compared to €0 million for 2022. This represents a partial non-cash write-off of the U.S. R&D tax credit deferred tax asset.

    The Company’s net loss for the full year 2023 was (€110.4), compared to (€54.3) million for 2022.

    The following table presents Inventiva’s income statement, prepared in accordance with IFRS, for the 2023 financial year, with comparatives for the 2022 financial year.

(in thousands of euros)	Year ended
	Dec. 31, 2023	Dec. 31, 2022
Revenues	17,477	12,179
Other income	5,686	6,635
Research and development expenses	(110,012)	(60,469)
Marketing – business development expenses	(1,980)	(2,583)
General and administrative expenses	(13,837)	(12,912)
Other operating income (expenses)	(44)	40
Net operating loss	(102,709)	(57,110)
Net financial income	(5,095)	2,816
Share of net loss - Equity method	(2,015)	-
Income tax	(607)	20
Net loss for the period	(110,426)	(54,274)
Basic/diluted loss per share (euros/share)	(2.43)	(1.31)
Weighted average number of outstanding shares used for computing basic/diluted loss per share	45,351,799	41,449,732

    Post-2023 events

    On January 10, 2024, Inventiva announced the drawdown of the second tranche of €25 million of the unsecured loan agreement executed with the European Investment Bank on May 16, 2022. Following the drawdown, the Company issued 3,144,654 warrants to EIB.

    On March 7, 2024, Inventiva announced the resumption of the screening in the Phase III NATiV3 clinical trial evaluating lanifibranor in MASH/NASH after its voluntary pause following a Suspected Unexpected Serious Adverse Reaction (“SUSAR”) reported in a patient enrolled in the study in the first quarter of 2024. Inventiva anticipates the last patient first visit for the NATiV3 clinical trial in the first half of 2024.

    On March 18, 2024, Inventiva announced positive results of its interim analysis of the LEGEND Phase IIa, Proof-of-Concept clinical trial, evaluating lanifibranor in combination with empagliflozin in patients with MASH/NASH and T2D. LEGEND achieved its primary efficacy endpoint by significantly lowering HbA1c level in both the lanifibranor arm and in the lanifibranor with empagliflozin arm compared to placebo. Statistical significance was also achieved on several markers of liver injury, markers of glucose and lipid metabolism, as well as hepatic steatosis. Given that the primary endpoint of LEGEND was met, and statistically significant results were achieved on several key additional markers, the Company has decided to stop the recruitment as per protocol.

    Main areas of progress in the R&D portfolio

    Lanifibranor in MASH/NASH

      Implementation of the design updates to the NATiV3 Phase III clinical trial evaluating lanifibranor in MASH/NASH announced in January 2023, to reduce the duration of the trial to 120 weeks instead of up to 7 years, reduce the number of biopsies from three to two, and include a 48-week active treatment extension study – January 2023.
      Decision of CTTQ to initiate the clinical development in mainland China of lanifibranor in MASH/NASH after having received an IND approval from the China’s National Medical Products Administration (“NMPA”), triggering a milestone payment of $2 million from CTTQ to Inventiva – May 2023.
      Inventiva and Hepalys entered into an exclusive licensing agreement to develop and commercialize lanifibranor for the treatment of MASH/NASH in Japan and South Korea. Inventiva is eligible to receive up to $231 million in clinical, regulatory and commercial milestone payments if certain clinical, regulatory and commercial conditions are met – September 2023.
      Receipt of the Breakthrough Therapy Designation for lanifibranor in MASH/NASH by NMPA to accelerate the development and review of drugs for serious or life-threatening conditions. Lanifibranor is believed to be the first drug candidate to receive such designation from both the FDA and the NMPA for the treatment of MASH/NASH – December 2023.
      Randomization of the first patient in China in the NATiV3 clinical trial, triggering a milestone payment of $3 million from CTTQ to Inventiva – December 2023.
      Amendment of the NATiV3 Phase III clinical trial in response to the Data Monitoring Committee’s recommendation, following a SUSAR reported in the first quarter of 2024 – February, March 2024
      Publication of the positive results of the Phase IIa, Proof-of-Concept clinical trial, LEGEND, evaluating lanifibranor in combination with empagliflozin (SGLT2 inhibitor) – March 2024

    Investigator-initiated Phase II clinical trial with lanifibranor in patients with MAFLD/NAFLD and T2D

      Positive topline results of the Phase II clinical trial conducted by Dr. Kenneth Cusi from the University of Florida, evaluating lanifibranor 800mg/daily in patients with Metabolic-associated Fatty Liver Disease (“MAFLD”)/Non-Alcoholic Fatty Liver Disease (“NAFLD”) and T2D. The study confirmed the favorable safety profile and tolerability of lanifibranor and met multiple secondary metabolic endpoints – June 2023.

    Other milestones

      Positive conclusion of the Phase I Renal Impairment study required for regulatory submission, demonstrating that lanifibranor pharmacokinetics is not affected in patients with renal impairment – May 2023.
      Launch of a joint initiative with Echosens, a high technology company providing a comprehensive range of diagnostic solutions for liver health, to raise awareness about MASH/NASH and increase access to screening for patients at risk of developing MASH/NASH – June 2023

    Next key milestone expected

      Last Patient First Visit of the NATiV3 Phase III clinical trial evaluating lanifibranor in MASH/NASH – targeted for the first half of 2024

    Upcoming investor conference participation

      Investor Access Event – Paris, April 4-5
      Accelerating Bio-Innovation – Cambridge, April 15-17
      Forum MIDCAPS Gilbert Dupont – Paris, May 16
      Mid & Small caps conference Portzamparc BNP Parisbas – Paris, June 11-12
      Stifel European Healthcare Summit –Lyon, June 25-27
      KBC Securities life sciences conference – Brussels, September 26

    Upcoming scientific conference participation

      4th Annual Conference Liver Connect – Scottsdale, April 4-6
      EASL Congress 2024 – Milan, June 5-8

    Additional information

      The consolidated financial statements of Inventiva and the statutory accounts of
      Inventiva SA at December 31, 2023 were approved by the Board of Directors on March 25, 2024.
      The Company’s statutory auditors have conducted an audit of these financial statements, and their report will be issued shortly.

    Conference call

    A conference call in English will be held tomorrow, Thursday, March 28, 2024 at 8:00 am (New York time)/1:00 pm (Paris time) to discuss 2023 financial results and business updates.

    The conference call and the slides of the presentation will be webcast live at: https://edge.media-server.com/mmc/p/eh78kegs and also available on Inventiva’s website in the “Investors – Financial results” section.

    In order to receive the conference access information necessary to join the conference call, it is required to register in advance using the following link:  https://register.vevent.com/register/BIca56dabf4edf46ecaaca0e735626f044. Participants will need to use the conference access information provided in the e-mail received at the point of registering (dial-in number and access code).

    A replay of the conference call and the presentation will be available after the event at: http://inventivapharma.com/investors/financial-results-presentations/.

    Next financial results publication expected

      Revenues and cash, cash equivalents and deposits for the first quarter of 2024: Tuesday, May 21, 2024 (after U.S. market close)

    About Inventiva

    Inventiva is a clinical-stage biopharmaceutical company focused on the research and development of oral small molecule therapies for the treatment of patients with MASH/NASH, and other diseases with significant unmet medical need. The Company benefits from a strong expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation. Inventiva is currently advancing one clinical candidate, has a pipeline of two preclinical programs and continues to explore other development opportunities to add to its pipeline.

    Inventiva’s lead product candidate, lanifibranor, is currently in a pivotal Phase III clinical trial, NATiV3, for the treatment of adult patients with MASH/NASH, a common and progressive chronic liver disease for which there are currently no approved therapies.

    Inventiva’s pipeline also includes odiparcil, a drug candidate for the treatment of adult MPS VI patients. As part of Inventiva’s decision to focus clinical efforts on the development of lanifibranor, it suspended its clinical efforts relating to odiparcil and is reviewing available options with respect to its potential further development. Inventiva is also in the process of selecting a candidate for its Hippo signaling pathway program.

    The Company has a scientific team of approximately 90 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, and clinical development. It owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly-owned research and development facility.

    Inventiva is a public company listed on compartment B of the regulated market of Euronext Paris (ticker: IVA, ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

    Contacts

Inventiva Pascaline Clerc EVP, Strategy and Corporate Affairs media@inventivapharma.com +1 202 499 8937	Brunswick Group Tristan Roquet Montegon / Aude Lepreux / Julia Cailleteau Media relations inventiva@brunswickgroup.com +33 1 53 96 83 83	Westwicke, an ICR Company Patricia L. Bank Investor relations patti.bank@westwicke.com +1 415 513-1284

    Important Notice

    This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, included in this press release are forward-looking statements.

    These statements include, but are not limited to, forecasts and estimates with respect to Inventiva’s cash resources and potential financing or strategic options and potential counterparties, forecasts and estimates with respect to Inventiva’s pre-clinical programs and clinical trials, including design, duration, timing, recruitment costs, screening and enrollment for those trials, including the ongoing NATiV3 Phase III clinical trial with lanifibranor in MASH/NASH, and the results and timing thereof and regulatory matters with respect thereto, clinical trial data releases and publications, the information, insights and impacts that may be gathered from clinical trials, the potential therapeutic benefits of Inventiva’s product candidates, including lanifibranor alone and in combination with empagliflozin in patients with MASH/NASH and T2D, the potential of lanifibranor to address patient needs, the estimated market size and patient population, potential regulatory submissions, approvals and commercialization, Inventiva’s pipeline and preclinical and clinical development plans, the expected benefit of having received Breakthrough Therapy Designation from the FDA and NMPA, including its impact on the development and review timeline of Inventiva’s product candidates, the potential development of and regulatory pathway for odiparcil, future activities, expectations, plans, growth and prospects of Inventiva and its partners, the expected benefit of Inventiva’s partnerships and Inventiva’s ability to achieve milestones and receive potential milestones under its partnership agreements. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will”, “would”, “could”, “might”, “should”, “designed”, “hopefully”, “target”, “potential”, “opportunity”, “possible”, “aim”, and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance, or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, that product candidates will receive the necessary regulatory approvals, or that any of the anticipated milestones by Inventiva or its partners will be reached on their expected timeline, or at all. Future results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates due to a number of factors, including that Inventiva cannot provide assurance on the impacts of the SUSAR on enrollment or the ultimate impact on the results or timing of the NATiV3 trial or regulatory matters with respect thereto, that Inventiva is a clinical-stage company with no approved products and no historical product revenues, Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, in the absence of which, Inventiva may be required to significantly curtail, delay or discontinue one or more of its research or development programs or be unable to expand its operations or otherwise capitalize on its business opportunities and may be unable to continue as a going concern, Inventiva’s ability to obtain financing and to enter into potential transactions, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's and its partners’ clinical trials may not support Inventiva's and its partners’ product candidate claims, Inventiva's expectations with respect to its clinical trials may prove to be wrong and regulatory authorities may require holds and/or amendments to Inventiva’s clinical trials, Inventiva’s expectations with respect to the clinical development plan for lanifibranor for the treatment of MASH/NASH may not be realized and may not support the approval of a New Drug Application, Inventiva and its partners may encounter substantial delays beyond expectations in their clinical trials or fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, the ability of Inventiva and its partners to recruit and retain patients in clinical studies, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's and its partners’ control, Inventiva's product candidates may cause adverse drug reactions or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s and its partners' business, and preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by geopolitical events, such as the conflict between Russia and Ukraine and related sanctions, impacts and potential impacts on the initiation, enrollment and completion of Inventiva’s and its partners’ clinical trials on anticipated timelines and the state of war between Israel and Hamas and the related risk of a larger conflict, health epidemics, and macroeconomic conditions, including global inflation, rising interest rates, uncertain financial markets and disruptions in banking systems. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts, and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

    Please refer to the Universal Registration Document for the year ended December 31, 2022 filed with the Autorité des Marchés Financiers on March 30, 2023 as amended on August 31, 2023, the Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) on March 30, 2023, and the Half-Year Report for the six months ended June 30, 2023 on Form 6-K filed with the SEC on October 3, 2023, for other risks and uncertainties affecting Inventiva, including those described under the caption “Risk Factors”, and in our future filings with the SEC, including our Annual Report on Form 20-F for the year ended December 31, 2023 to be filed with the SEC. Other risks and uncertainties of which Inventiva is not currently aware may also affect its forward-looking statements and may cause actual results and the timing of events to differ materially from those anticipated. All information in this press release is as of the date of the release. Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

    1 Short-term deposits are included in the category “other current assets” in the IFRS consolidated statement of financial position as of December 31, 2023, and are considered by the Company as liquid and easily available.

    2 The long-term deposit has a two-year term accessible prior to the expiration of the term with a notice period of 31 days and is considered as liquid by the Company.
    3 This estimate is based on the Company’s current business plan and excludes any potential milestones payable to or by the Company and any additional expenditures related to the potential continued development of the odiparcil program or resulting from the potential in licensing or acquisition of additional product candidates or technologies, or any associated development the Company may pursue. The Company may have based this estimate on assumptions that are incorrect and the Company may end up using its resources sooner than anticipated.
    4 The Company invoiced €1.9 million on May 22, 2023 (corresponds to the milestone payment of €1.8 million euros, and an additional invoicing of €0.1 million) and received on July 19, 2023, €1.7 million after deduction of withholding tax for €0.2 million. The exchange rate on the invoice date was 1.082 dollar for one euro. The Company invoiced €2.9 million on December 12, 2023 (corresponds to the milestone payment of €2.8 million euros, and an additional invoicing of €0.1 million) and received on December 29, 2023, €2.6 million after deduction of withholding tax for €0.3 million. The exchange rate on the invoice date was 1.080 dollar for one euro.

    Attachment

      Inventiva - PR - Full Year Results 2023 - 03272024 (https://ml-eu.globenewswire.com/Resource/Download/f129cec7-f596-4749-b03e-0cc17db2485c)